Filed pursuant to 424(b)(3)

Registration No. 333-229136

BLACK CREEK INDUSTRIAL REIT IV INC.
SUPPLEMENT NO. 1 DATED MAY 5, 2021
TO THE PROSPECTUS DATED MAY 3, 2021

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Black Creek Industrial REIT IV Inc. (the “Company”), dated May 3, 2021 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to disclose updated information regarding the Advisory Agreement.

●	ADVISORY AGREEMENT

On May 1, 2021, we, the Operating Partnership and the Advisor entered into the Second Amended and Restated Advisory Agreement (2021), or the Advisory Agreement. Accordingly, all references to the Advisory Agreement throughout the Prospectus are updated to mean the Second Amended and Restated Advisory Agreement (2021). The Advisory Agreement has a term of one year, subject to renewal for an unlimited number of one-year periods.

The Advisory Agreement amends and restates the Amended and Restated Advisory Agreement (2021) to, among other things, clarify and reflect that, as described on page 175 of the Prospectus, the Advisor has provided and will continue to provide property accounting services with respect to our real properties, which services relate to accounting for real property operations and are considered “property accounting” in the real estate industry, which we refer to as Property Accounting Services. The Property Accounting Services generally include the maintenance of the real property’s books and records in accordance with GAAP and our policies, procedures, and internal controls, in a timely manner, and the processing of real property-related cash receipts and disbursements. Examples include, but are not limited to, lease administration, monthly tenant billing and collections, rental revenue accounting, accounting for doubtful accounts, preparing rental expense recovery estimates and reconciliations, recording rental expenses, processing rental expense invoices and tenant reimbursement payments, accounting and budgeting for capital improvement projects, preparing and reviewing operating budgets, assisting in reporting and cash management for loan compliance purposes, and preparing account reconciliations and operating reports. Property accounting services do not include corporate-level accounting services such as, for example, consolidation, accounting and reporting analysis, and quality control reviews of accounting and reporting of third-party property accountants to ensure the accuracy, timeliness, and consistency of property accounting results. The Advisor receives a property accounting fee as consideration for providing Property Accounting Services, which is equal to the difference between: (i) the property management fee charged with respect to each real property (the “Property Management Fee”), which reflects the market rate for all real property management services, including Property Accounting Services, based on rates charged for similar properties within the region or market in which the real property is located, and (ii) the amount paid to third-party property management firms for property management services, which fee is based on an arm’s-length negotiation with a third-party property management service provider (the difference between (i) and (ii), we refer to as the Property Accounting Fee). The cost of the Property Management Fee, including the Property Accounting Fee, is generally borne by the tenant or tenants at each real property, either via a direct reimbursement to us or, in the case of tenants subject to a gross lease, as part of the lease cost. In certain limited circumstances, we may pay for a portion of the Property Management Fee, including the Property Accounting Fee, without reimbursement from the tenant or tenants at a real property.

In addition, the Advisory Agreement clarifies and reflects that, as described in the section titled “Equity Compensation Plans” on pages 146 to 148 of the Prospectus, advisors, consultants, and employees of the Advisor and its affiliates have received and may continue to receive certain equity awards under our equity incentive plans at the discretion of our board of directors.